BARBER SURGEONS, INC.

Unaudited Financial Statements For The Period of January 1, 2016 to November 15, 2016

November 28, 2016



Independent Accountant's Review Report

To Management
Barber Surbeons, Inc.
Beverly Hills, CA

I have reviewed the accompanying balance sheet of Barber Surgeons, Inc. as of November 15, 2016 , and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 28, 2016

1341 West Mockingbird Lane, Suite 600W

Dallas, TX 75247

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

BARBER SURGEONS, INC.
BALANCE SHEET
NOVEMBER 15, 2016

_____

ASSETS

CURRENT ASSETS

Cash	$	129,981
TOTAL CURRENT ASSETS		129,981

NON-CURRENT ASSETS

Security Deposits		17,600
TOTAL NON-CURRENT ASSETS		17,600
TOTAL ASSETS	$	147,581

LIABILITIES AND STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY

Common Stock (8,000,000 shares authorized, 0 shares outstanding, no par value)	
Preferred Stock (2,000,000 shares authorized, 162,500 issued and outstanding)	162,500
Additional Paid in Capital	25
Retained Earnings (Deficit)	(14,944)
TOTAL STOCKHOLDERS' EQUITY	147,581
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 147,581

BARBER SURGEONS, INC.
INCOME STATEMENT
For the period January 1, 2016 to November 15, 2016

Operating Income	
Sales	$ -
Gross Profit	-
Operating Expense	
Rent	8,800
Advertising	950
Professional Services	2,829
General and Administrative	1,566
	14,144
Net Income from Operations	(14,144)
Other Income (Expense)	
State and Local Taxes	(800)
Net Income Before Provision for Income Tax	(14,944)
Provision for Income Taxes	-
Net Income	$ (14,944)

BARBER SURGEONS, INC.
STATEMENT OF CASH FLOWS
For the period January 1, 2016 to November 15, 2016
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(14,944)
Security Deposits		(17,600)
Net Cash Flows From Operating Activities		(32,544)
Cash Flows From Financing Activities		
Sale of Preferred Stock		162,500
Change in Additional Paid In Capital		25
Net Cash Flows From Investing Activities		162,525
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		129,981
Cash at End of Period	$	129,981

_____

ORGANIZATION AND NATURE OF ACTIVITIES

Barber Surgeons, Inc. ("the Company") is a California corporation formed for the purpose of providing management services to Barber Surgeons Guild, PC, a related company also located in California. The Company has no other significant business activity at this time.

Barber Surgeons Guild, PC is a men's grooming and medical hair restoration company that intends to open a series of curated retail outlets in various locations throughout the country. The retail locations will be structured as professional corporations operating under the supervision of licensed physicians, and will be licensed under the laws of the states where they are located. All such locations future are expected to be managed by Barber Surgeons, Inc.

The Company will conduct an equity crowdfund offering during the fourth quarter of 2016 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

The Company is subject to tax in the federal jurisdiction of the United States. The Company's 2016 federal income tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to franchise tax in the State of California. The Company's 2016 tax filing for the State of California will be subject to inspection by that State until expiration of the statutory period of limitations in 2021.

Revenue

The Company earned no revenue during the period ended November 15, 2016. The Company will earn revenue in the form of management fees and a share of net income from Barber Surgeons Guild, PC and other affiliates.

Preferred Stock

The Company has authorized a separate class of stock ("Preferred Series 2016") for early investors and other select individuals.

Each Preferred Series 2016 share shall have the value of 1/8,000,000th of the Corporation, and each shall be supported by an unissued share of Common Stock of the Corporation. No Preferred Series 2016 share shall have any voting rights. No Preferred Series 2016 share shall have attributed to it the rights to receive any dividends or distributions, except that in the event Common Stock shares have a regular or special dividend declared with respect thereto, payable out of surplus earnings, then such dividends as would be payable to holders of Preferred Series 2016 shares with respect to the Common Stock shares attributable to such preferred shares as if the preferred shares had been converted as of the date of the declaration of the dividend.

Preferred Series 2016 shares shall have a Liquidation Preference versus only Common Stock holders in the event of a bankruptcy or other liquidation in the event of a financial of the Corporation. In the event of any liquidation or winding up of the Corporation upon a financial failure, the holders of the Preferred Series 2016 shall be entitled to receive in preference to the holders of the Common Stock a per share amount equal to the Original Purchase Price (the "Liquidation Preference").

Preferred Series 2016 shares shall have a Liquidity Event Preference. A Liquidity Event shall be a refinancing, recapitalization, private equity investment, merger, acquisition, sale of voting control, or sale of substantially all of the assets of the Corporation, or any event in which the Common Stock holders, as of the date hereof, do not own a majority of the outstanding shares of the surviving corporation. The Liquidity Event Preference shall be a conversion of the Preferred Series A shares into Common Stock shares, and payment thereon of either (1) up to the Original Purchase Price of the Preferred Series 2016 shares for each holder (or their pro rata share of proceeds in the even the Liquidity Event amounts to less than $8,000,000, or (2) the holder's ratable share of the Liquidity Event Proceeds of any Liquidity Event of $8,000,000 or greater equal to the number of shares of Preferred Series 2016 held immediately prior to conversion divided by 8,000,000, expressed as a percentage, times the total proceeds of the Liquidity Event (but with no additional return of the Original Purchase Price).

"Original Purchase Price" shall mean the actual paid in capital with respect to each share of Preferred Series 2016 purchased by the holder from the Corporation.

MANAGEMENT AGREEMENTS

The Company has an exclusive agreement to manage Barber Surgeons Guild, PC in exchange for a previously agreed management fee. The management agreement is perpetual in duration but permits either the Company, or Barber Surgeons Guild, PC, or both, to withdraw under certain circumstances. Additional agreements with future affiliates, if any, are expected to be substantially similar in their terms.

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 28, 2016, the date that the financial statements were available to be issued.